                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of September, 2017, the percentage of shares of the NWS Global Property Fund's (the "Fund") outstanding shares registered to James Edmond Rehlaender fell to 22.68% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.

In the month of February, 2018, the percentage of shares of the NWS Global Property Fund's (the "Fund") outstanding shares registered to Kirsten McElroy Thomas G McElroy JTWROS fell to 5.81% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.

In the month of February, 2018, Charles Schwab Co., Inc. acquired control due to ownership of greater than 25% of the NWS Global Property Fund's (the "Fund") outstanding shares. Charles Schwab Co., Inc. owned 76.14% of the Fund and thus controlled the Fund as of that date.